UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C.  20549

                                 --------------
                                 SCHEDULE 13D

                   Under the Securities Exchange Act of 1934
                                (Amendment No.)


                  SYNDICATED FOOD SERVICE INTERNATIONAL, INC.
                 f/k/a FLORIDINO'S INTERNATIONAL HOLDINGS, INC.
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                                (Name of Issuer)


                    COMMON STOCK, PAR VALUE $0.001 PER SHARE
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                         (Title of Class of Securities)


                                  343259 10 7
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                                 (CUSIP Number)


                              MING MANAGEMENT LTD.
                                125 MAIN STREET
                                  P.O. BOX 144
                   ROAD TOWN, TORTOLA, BRITISH VIRGIN ISLANDS
                                 ATTN: DIRECTOR
                                 (246) 425-4754
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                 (Name, Address and Telephone Number of Person
               Authorized to Receive Notices and Communications)


                                September 1, 2001
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             (Date of Event which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [_].

CUSIP No. 343259107           SCHEDULE 13D                   Page 2  of 5  Pages


1    NAME OF REPORTING PERSONS
     S.S. or I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

Ming Management Ltd.
Not applicable

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2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                 (a)  [x](1)
                                                                 (b)  [_]
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3    SEC USE ONLY


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4    SOURCE OF FUNDS

     PF

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5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(D) OR 2(E)                                   [_]

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6    CITIZENSHIP OR PLACE OF ORGANIZATION

British Virgin Islands

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               7    SOLE VOTING POWER

  NUMBER OF         0(2)

   SHARES      -----------------------------------------------------------------
               8    SHARED VOTING POWER
BENEFICIALLY

  OWNED BY          0
               -----------------------------------------------------------------
    EACH       9    SOLE DISPOSITIVE POWER

  REPORTING         0(2)

   PERSON      -----------------------------------------------------------------
               10   SHARED DISPOSITIVE POWER
    WITH
                    0

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11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

0(2)

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12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

                                                                      [_]
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13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

19.6%(3)

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14   TYPE OF REPORTING PERSON

00(3)

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

(1) Ming Management Ltd. and Chivas Holdings, Ltd., which is filing a Form 13D as of the date of this filing, are controlled by the same individual. Chivas Holdings, Ltd. presently owns 779,000 shares, which represents 8.3% of the outstanding common stock as of September 30, 2003, the date of the Company's most recent filing with the Securities and Exchange Commission.

(2) Represents warrants to purchase up to 2,000,000 warrants at $1.00 per share through September 21, 2003. As such, the Reporting Person currently has no voting power with respect to the underlying shares until such time as the warrants are exercised. Other than the warrants, Ming currently owns no other Company securities.

(3) Based on 8,226,543 shares outstanding as of the Company's most recent filing with the Securities and Exchange Commission.

 4)  Ming Management Ltd. is an International Business Corporation.

ITEM 1.  SECURITY AND ISSUER

This statement on Schedule 13D ("Schedule 13D") relates to common stock, par value $.001 ("Common Stock") of Syndicated Food Service International, Inc., f/k/a Floridino's International Holdings, Inc, a Florida corporation (the "Issuer"). The principal executive offices of the Issuer are located at 3560 Cypress Gardens Road, Winter Haven, Florida 33884.

ITEM 2.  IDENTITY AND BACKGROUND

(a)-(c). This Schedule 13D is filed by Ming Management Ltd., a British Virgin Islands International Business Corporation (the "Reporting Person"), having its principal offices are located at 125 Main Street, P.O. Box 144, Road Town, Tortola B.V.I., Attention: Managing Member.

(d)-(e) During the last five years, the Reporting Person has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), or been a party to a civil proceeding of a judicial or administrative body of competent decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)       The  Reporting  Person  is  an  International   Business   Corporation
organized under the laws of the British Virgin Islands.

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

The warrants were acquired as part of a transaction whereby the Reporting Person, among others, provided the Company with a $3.5 million line of credit.

ITEM 4.  PURPOSE OF TRANSACTION

In connection with the transaction, the Reporting Person acquired the Issuer Common Stock as an investment.

(a) The Reporting Person is not aware of any plans or proposals that relate to or would result in the acquisition by any person of additional securities of the Issuer or the disposition of securities of the Issuer.

(b) The Reporting Person is not aware of any plans or proposals that relate to or would result in an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries.

(c) The Reporting Person is not aware of any plans or proposals that relate to or would result in a sale or transfer of a material amount of assets of the Issuer or of any of its subsidiaries.

(d) The Reporting Person is not aware of any other material change in the Issuer's business or corporate structure, including but not limited to, if the issuer is a registered closed-end investment company, any plans or proposals

                                                               Page 4 of 5 Pages

to make any  changes in its  investment  policy for which a vote is  required by
Section 13 of the Investment Company Act of 1940.

(e) The Reporting Person is not aware of any plans or proposals that relate to or would result in any material change in the present capitalization or dividend policy of the Issuer other than as described herein.

(f) The Reporting Person is not aware of any other material changes in the Issuer's business or corporate structure.

(g) The Reporting Person is not aware of any changes in the Issuer's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition or control of the Issuer by any person.

(h) The Reporting Person is not aware of any plans or proposals that relate to or would result in the securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized or to be quoted in an inter-dealer quotation system of a registered national securities association.

(i) The Reporting Person is not aware of any plans or proposals that relate to or would result in a class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act.

(j) The Reporting Person is not aware of any plans or proposals that relate to or would result in any action similar to any of those enumerated above.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER

(a) The Reporting Person has the right to acquire up to 2,000,000 shares of the Issuer Common Stock, at $1.00 per share through September 21, 2003 pursuant to certain warrants issued to the Reporting Person on September 21, 2001.

(b) Upon exercise of the warrants, the Reporting Person will have the sole power to vote and dispose of 2,000,000 shares of the Issuer Common Stock, representing 19.6% of the outstanding Issuer Shares, as of September 30, 2001, the date of the Reporting Person's most recent filing with the Securities and Exchange Commission.

(c)  Not applicable.

(d)  Not applicable.

(e)  Not applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

The warrants were acquired as part of a transaction whereby the Reporting Person, among others, provided the Company with a $3.5 million line of credit.

                                                               Page 5 of 5 Pages

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS

None

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                          Ming Management Ltd.


February 27, 2002                        By: Whitten Corporate Services, Inc.
                                                        (Director)

                                              By: /s/ Paul Bushell
                                                  -------------------------
                                                  Paul Bushell, Director